UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person

The Aries Domestic Fund, L.P.
787 Seventh Avenue, 48th Floor
New York, New York 10019

2. Issuer Name and Ticker or Trading Symbol
   Procept, Inc. -- PRCTC

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   04/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value    |4/9/98| P  | |1,650,000         | A |  (1)      | 9,209,298         |  D   |                           |
$.01 per share.            |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value    |4/9/98|J(2)| |2,945,880         | A |  (2)      | 9,209,298         |  D   |                           |
$.01 per share.            |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|


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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Class C Warrants to   |$0.50   |4/9/ | P  | |1,650,000  | A |4/9/ |4/9/ |Common Stock|1,650,0|(1)    |4,595,880   | D |            |
purchase Common Stock |        |98   |    | |           |   |98   |03   |            |00     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Class C Warrants to   |$0.50   |4/9/ |J(2)| |2,945,880  | A |4/9/ |4/9/ |Common Stock|2,945,8|(2)    |4,595,880   | D |            |
purchase Common Stock |        |98   |    | |           |   |98   |03   |            |80     |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A  Preferred   |$1.09375|4/9/ |J(2)| |10,521     | D |6/30/| N/A |Common Stock|961,920|(2)    |0           | D |            |
Stock                 |        |98   |    | |           |   |97   |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
New Warrants to       |$1.09375|4/9/ |J(2)| |1,149,096  | D |6/30/|6/30/|Common Stock|1,149,0|(2)    |0           | D |            |
purchase Common Stock |        |98   |    | |           |   |97   |02   |            |96     |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* See Attachment

(1)  The Common Stock and Class C Warrants  purchased on 4/9/98 were included in
     8.25 Units for which the Reporting Person paid a total of $717,750.
(2) The Common Stock and Class C Warrants were acquired and the Series A Preferred Stock and New Warrants were disposed of on April 9, 1998, pursuant to a Letter Agreement between the Issuer, the Reporting Person and The Aries Trust, dated January 13, 1998.

SIGNATURE OF REPORTING PERSON
/s/ Lindsay A. Rosenwald, M.D.
-----------------------------
Name: Lindsay A. Rosenwald, M.D., President
Paramount Capital Asset Management, Inc., General Partner
The Aries Domestic Fund, L.P.

DATE
05/8/98

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                                  Attachment A


          Reporting Person:                     The Aries Domestic Fund, L.P.
          Issuer:                               Procept Inc. (PRCTC)
          Statement For:                        April/1998

         Paramount Capital Asset Management, Inc. ("Paramount"), the General Partner of the Aries Domestic Fund, L.P. (the "Partnership"), also serves as the Investment Manager to The Aries Trust (the "Trust"), a Cayman Islands trust, which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein, if any.